SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D (Rule 13d-101)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)(1)

SM&A (f/k/a Emergent Information Technologies, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290931 10 4

(CUSIP Number)

Jess M. Ravich

James B. Upchurch

11766 Wilshire Boulevard, Suite 850

Los Angeles, California  90025

(310) 996-9585

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(1)           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290931 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jess M. Ravich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 878,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 878,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). James B. Upchurch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ X ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 878,400

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 878,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 4.4%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 4 (this “Amendment”) to the Statement on Schedule 13D (the “Statement”) is being filed on behalf of Jess M. Ravich and James B. Upchurch (each of Messrs. Ravich and Upchurch is referred to herein as a “Reporting Person” and they are referred to collectively as “Reporting Persons”) and relates to shares of Common Stock, no par value (the “Common Stock”), of SM&A (f/k/a Emergent Information Technologies, Inc.), a California corporation (“SM&A”).

Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
Item 3.	Source and Amount of Funds or Other Consideration
Since August 11, 2003, the Reporting Persons have sold 285,000 shares of Common Stock for an aggregate consideration of $3,424,196.16.
Item 4.	Purpose of Transaction
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer
(a)

As of July 25, 2003, there were 20,095,885 shares of Common Stock outstanding (the “Outstanding Shares”).  The Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934 (the “Act”), may be deemed to be a group beneficially owning, in the aggregate, 878,400 shares of Common Stock, which represents approximately 4.4% of the Outstanding Shares.  Caltius Mezzanine, Caltius Mezzanine II, Caltius Mezzanine II-A and Caltius Private Equity, individually, hold 106,546, 558,231, 81,036 and 132,587 shares of the Common Stock, respectively.  These holdings of the Investment Entities represent approximately 0.5%, 2.8%, 0.4% and 0.7% of the Outstanding Shares, respectively.

(b)

The Reporting Persons, acting as a group within the meaning of Section 13(d)(3) of the Act, share voting and dispositive power over the 878,400 shares of the Common Stock.  None of the Investment Entities possess independent voting or dispositive power over the shares of Common Stock they individually hold.

(c)	During the past 60 days the only transactions by the Reporting Persons in the class of securities reported herein are set forth on Exhibit 2 hereto.
(d)	The Investment Entities are entitled to receive dividends and any sale proceeds with respect to the shares of Common Stock in proportion to their respective ownership interests therein.
(e)	The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of SM&A on October 7, 2003.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7 of the Statement is hereby restated in its entirety to include the following:
Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement Regarding Joint Filing Exhibit 2 – Transactions Within the Past Sixty Days

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

October 8, 2003
Date
/s/ Jess M. Ravich
Signature
Jess M. Ravich
Name/Title

/s/ James B. Upchurch
Signature
James B. Upchurch
Name/Title